930.

08003864

82- SUBMISSIONS FACING SHEET

PROCESSED
JUL 22 2008
THOMSON REUTERS

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Iron X Mineracao S.A.

*CURRENT ADDRESS Praia do Flamengo 154, Suite 501
Rio de Janeiro
Brasil 22210-030

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35215 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 7/21/08

ACAL
Consultoria e Auditoria S/S

082-35215

12-31-07
AR/S

IRONX MINERAÇÃO S.A.

Special financial statements
assessed on December 31st, 2007

(Amounts expressed in Brazilian Reais)

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A.

Special financial statements assessed on December 31st, 2007

Table of Contents

ACAL
Consultoria e Auditoria S/S

INDEPENDENT AUDITORS' REPORT

To the
Shareholders and Managers of
IRONX MINERAÇÃO S.A

1. We have examined the assets balance of **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** assessed on December 31st, 2007, and the respective results, change in equity and resources origins and applications demonstrations, corresponding to the period terminated in this date, elaborated under the responsibility of its Administration. Our responsibility is to express an opinion regarding these financial statements.

2. Our examination was performed according to the Brazilian auditing standards, which require the examination to be performed with the purpose to prove the appropriate presentation of financial statements in all of their relevant aspects, and comprised, among other procedures: (a) the planning of works, considering the relevance of balances, the volume of transactions and the Company's accounting and internal control systems; (b) the confirmation, based on theses, of the evidences and records that support the amounts and accounting information disclosed; and (c) the assessment of the most representative accounting practices and estimation adopted by the Company's Administration, as well as the presentation of financial statements taken jointly.

3. In our opinion, the above mentioned financial statements represent properly, in all relevant aspects, the asset and financial position of **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** on December 31st, 2007, the results of its operations, the changes in its equity and the origins and applications of its resources, corresponding to the period terminated in that date, according to the accounting practices adopted in Brazil.

Consultoria e Auditoria S/S

4. Our examination was performed with the purpose to issue an opinion regarding the financial statements referred in the first paragraph, taken jointly. The cash flow demonstration, which is being presented to provide supplementary information about **IRONX MINERAÇÃO S.A (new corporate name of BEGÔNIA PARTICIPAÇÕES S.A.)** is not required by the accounting practices adopted in Brazil. The cash flow demonstration was subjected to the same auditing procedures described in the second paragraph and, in our opinion, this supplementary demonstration is presented properly, in all of its relevant aspects, regarding the accounting demonstrations mentioned in the first paragraph, referred to the period closed on December 31st, 2007, taken jointly.

Rio de Janeiro, February 26, 2008
(Signature)

ACAL CONSULTORIA E AUDITORIA S/S
CRC – RJ – 1144

(Signature)
Gelson José Amaro – Partner In Charge
CRC-RJ-049.669/O-4 – Accountant

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A

Assets Balance
on December 31st, 2007
(Amounts expressed in Brazilian Reais)

	Dec-31-07		Dec-31-07
Asset		**Liabilities**	
Current		**Current**	
Rights-Credits	80	Social contribution to be collected	11
Deposits in bond	80	Union contribution	11
	80		**11**
		Demandable in the long term	0
		Other Accounts Payable	0
			0
Permanent		**Equity**	
Investments	0	Capital share subscribed	800
		Capital to be paid-in	(358)
		Paid-in capital share	442
	0	Profits (losses) accrued	(373)
			69
	80		**80**

Explicative notes are integrant part of the financial statements.

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A

Result Demonstration
for the period finished on December 31st, 2007
(Amounts expressed in Brazilian Reais)

	Dec-31-07
(Expenses) other operational revenues	
Taxes and General	(373)
Operational Profit (Loss)	(373)
Profit (Loss) before income tax, social contribution and statutory participations	(373)
Net Profit (Loss) before minority participations	(373)
Minority participations	0
Net profit (loss) of the fiscal year	(373)
Net profit (loss) per share	(0.47)
Amount of shares at the end of the fiscal year	800

Explicative notes are integrant part of the financial statements.

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A

Demonstration of net profit changes
for the period finished on December 31st, 2007
(Amounts expressed in Brazilian Reais)

	Capital share subscribed	Capital share to be paid-in	Paid-in Capital Share	Profit (losses) accrued	Total
Balances on December 18, 2007 (constitution)	800	(800)	0	0	**0**
Capital pay-in	0	442	442	0	**442**
Net profit (loss) of the fiscal year	0	0	0	(373)	**(373)**
Balances on December 31, 2007	**800**	**(358)**	**442**	**(373)**	**69**

Explicative notes are integrant part of the financial statements.

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A

Demonstration of resources origin and applications
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec - 31-07
Resources Origin	
Of the Operations	
Net profit (loss) of the fiscal year	(373)
Items that do not affect the current capital	
Resources originating from the operations	
	(373)
From shareholders	
Capital pay-in	442
From third-parties	0
Increase in the demandable in the long term	0
	69
Resources application	
Application in permanent investments in other societies	0
Increase (reduction) of net current capital	**69**
Demonstration of the fluctuation on net current capital	
Current asset	
At the end of the fiscal year	80
At the beginning of the fiscal year	0
	80
Current liability	
At the end of the fiscal year	(11)
At the beginning of the fiscal year	0
	(11)
	69

Explicative notes are integrant part of the financial statements.

ACAL
Consultoria e Auditoria S/S

IRONX MINERAÇÃO S.A

Cash flow demonstration – Indirect method
for the period finished on December 31, 2007
(Amounts expressed in Brazilian Reais)

	Dec - 31-07
Cash flow of operational activities	
Net profit (loss) of the fiscal year	(373)
Adjustments to conciliate the result to the availabilities generated by the operational activities:	
Equity equivalence	0
Receipt of subsidiary profits and earnings	**0**
Variations in assets and liabilities	
Increase (reduction) in accounts payable and provisions	11
Net availabilities generated by (applied in) operational activities	**(442)**
Net availabilities generated by (applied in) investments activities	
Purchase of shares / quotas	0
Cash flow of financing activities	
Capital pay-in	442
Net availabilities generated by (applied in) investments activities	442
Demonstration of increase (reduction) in availabilities	
At the beginning of the fiscal year	0
At the end of the fiscal year	0
Increase (reduction) in availabilities	**0**

Explicative notes are integrant part of the financial statements.

IRONX MINERAÇÃO S.A

Explicative notes to the special financial statements
(Amounts expressed in Brazilian Reais)

1. Operational scenario

IRONX MINERAÇÃO S.A. (new corporate name of BEGONIA PARTICIPAÇÕES S.A.) ("IRONX" or the "COMPANY") was established in December 18th, 2007, having as a social purpose the participation in other civil or commercial societies, as a partner, shareholder or quota holders, being able to represent national or foreign societies.

The COMPANY has its headquarters at Praia do Flamengo, 154, room 501 (part).

2. Presentation of financial statements

The accounting statements were prepared according to the accounting practices adopted in Brazil, which include criteria established by Laws 6.404/76 and 10.303/01, which talk about share-based societies, associated to the standards and instructions of the CVM – *Comissão de Valores Imobiliários* (Commission of Real Estate Stocks). These financial statements comprising the period from the society's establishment, from December 18th to December 31st, 2007, were prepared with the purpose to serve as a record requirement of open company to CVM, according details in note 5.

Summary of the main accounting practices

a. Result assessment

In conformance with the competent accounting regime. The result of the COMPANY is basically composed by expenses with constitution.

b. Current asset

It is presented by the net performance amount.

c. Income Tax and social contribution

The COMPANY, in this period, has not assessed a taxable profit and, consequently, did not obtain positive calculation basis for the income tax and social contribution.

3. Provision for contingencies

It is unnecessary the constitution of any provision, since the operations performed by the controller did not materialize any contingent liability.

4. Net Equity

a) Capital share

On December 31st, 2007, the capital share was formed by 800 nominal common shares, without nominal value, fully subscribed, distributed as follows:

	12/31/2007	
Shareholder	*Common Shares*	*R$*
Eduardo Duarte.	790	790
Vinícius Aguillar Duarte	10	10
	800	**800**

b) Earnings

The social statute determines the distribution of a minimum mandatory earning of 25% of the fiscal year's net profit, adjusted in the form of the art. 202 of the Law no. 6.404/76.

5. Subsequent Events

a) Capital share to be paid-in
The balance of the capital share subscribed and not paid-in was paid-in by the shareholders on January 2008.

b) Registration as open company
On January 31st, 2008, the 800 (eight hundred) common nominal shares paid-in, without nominal value, representing the total capital share of the Company, were alienated for MMX Mineração e Metálicos S.A., and the capital share was distributed as follows:

	02/01/2008	
Shareholder	*Common Shares*	*R$*
MMX Mineração e Metálicos S.A.	797	797
Eike Fuhrken Batista	1	1
Eliezer Batista da Silva	1	1
Raphael Almeida e Magalhães	1	1
	800	**800**

Common shares detained by natural persons who are members of the board of director's board were attributed in fiduciary character.

The Company's shareholders, present in their totality in the General Meeting held on February 1st, 2008, deliberated and approved as follows:

(i). change in the Company name from Begônia Participações S.A. to IRONX MINERAÇÃO S.A.;

(ii). change of headquarters' address from Rua Candelária, 79, penthouse 01 – (part) to Praia do Flamengo, 154, room 501 (part);

(iii). Change in the Company's social object to: (i) industry and commerce of general ore, in all of the national territory and abroad, comprising research, exploration, ploughing, benefiting, industrialization, transportation, export and commerce of ore goods; (ii) the provision of geological services; (iii) import, export, transportation and commerce of chemical and industrial ore products; (iv) the construction, manufacturing and assembly of metallic structures; (v) manufacturing, transformation, commercialization, import and export of steel products; (vi) installation, operation and exploration of integrated or non-integrated steel plants for the production and commercialization of iron and steel products and by-products; (vii) construction, operation and exploration of proprietary or third-party maritime terminals, of private, mixed or public use; (viii) construction, operation and exploration of railroads and/or proprietary or third-party railroad traffic, as a concessionary of public services or not; (ix) provision of integrated load transportation logistics services; (x) generic export and import of goods, equipments and products; (xi) generation, import, export and commercialization of electric power, implementation of electric power plants, whether of thermal, hydrical, aeolic or other source, fuel acquisition and import and implementation of associated infrastructure; (xii) development, exploration, implementation, operation and management of projects with hydrical resources, commerce of mineral or industrial water, the implementation of logistics associated to the commercialization or delivery of water and provision of services of the hydrical resource industry; (xiii) the participation in the share of other national or international corporations constituted under any corporate form and whatever the corporate objective is

(iv). update and reform of the Company's Social Statute in order to adjust it to the minimum corporate governance rules required by the Listing Regulation in the New Market of São Paulo Stock Market; and

(v). election of members of the Company's Board of Directors.

Subsequently, the General Meeting of February 25th, 2008, deliberated about the change in the article 9th of the Company's Social Statute and elected two new members of the Company's Board of Directors, each one receiving, from the shareholder MMX Mineração e Metálicos S.A., in fiduciary character, 1 (one) common emission share of the Company, with the capital share being distributed as follows:

ACAL
Consultoria e Auditoria S/S

Shareholder	02/25/2008 Common Shares	R$
MMX Mineração e Metálicos S.A.	795	795
Eike Fuhrken Batista	1	1
Eliezer Batista da Silva	1	1
Raphael Almeida e Magalhães	1	1
Luiz do Amaral de França Pereira	1	1
Luiz Rodolfo Landim Machado	1	1
	800	**800**

*****

END